
07003635

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37905

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jackson Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Peachtree Street N.W., Suite 2250
(No. and Street)

Atlanta (City) GA (State) 30303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dudley Brown 312-986-8200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION



WASH, D.C.
151
SECTION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horwich Coleman Levin, LLC
(Name – *if individual, state last, first, middle name*)

125 S. Wacker Drive, Suite 1500 (Address) Chicago (City) IL (State) 60606 (Zip Code)

PROCESSED
MAR 28 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dudley Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jackson Securities, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

~~President~~ Co-Chair/CEO

Title

Notary Public


OFFICIAL SEAL
SUE E. PASQUALE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12-12-2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JACKSON SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2006

CONTENTS

	Page No.
FINANCIAL STATEMENTS	
Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Equity (Deficit)	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 10
SUPPLEMENTAL INFORMATION	
Computation of net capital, pursuant to rule 15c-3-1	11- 13
Computation of reserve requirements, pursuant to rule 15c-3-3	14
Reconciliation of the audited net capital with the corresponding focus report	15
Statement of changes in liabilities subordinated to claims of general creditors	16
Independent Auditor's Report on Internal Control	17 -18



HORWICH COLEMAN LEVIN, LLC

CERTIFIED PUBLIC ACCOUNTANTS

125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT

To the Members
Jackson Securities, LLC

We have audited the accompanying statement of financial condition of Jackson Securities, LLC as of December 31, 2006 and the related statements of operations, changes in members' equity (deficit) and cash flows and supplemental information for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Jackson Securities, LLC as of December 31, 2006, and the results of its operations, changes in its members' equity (deficit) and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horwich Coleman Levin, LLC

Certified Public Accountants
Chicago, Illinois

February 27, 2007

JACKSON SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

ASSETS	
Cash on deposit with clearing brokers	$ 153,017
Receivables from brokers, dealers, and clearing organizations	141,457
Receivables from clients and correspondents	42,290
Marketable securities owned, at market value including $3,434,246 in securities pledged to secure notes payable	3,884,234
Secured demand notes collateralized by marketable securities	475,000
Other assets	108,207
Office equipment, at cost, less accumulated depreciation of $9,500	42,840
TOTAL ASSETS	$ 4,847,045

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

LIABILITIES	
Cash overdraft	$ 87,598
Accounts payable	386,798
Accrued expenses and payroll	68,829
Notes payable	3,434,246
Marketable securities sold, not yet purchased at market value	452,273
Total liabilities	4,429,744
Liabilities subordinated to claims of general creditors	1,516,052
MEMBERS' EQUITY (DEFICIT)	
Members' equity (deficit)	(1,098,751)
Total members' equity (deficit)	(1,098,751)
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$ 4,847,045

The accompanying notes are an integral part of these statements.

JACKSON SECURITIES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

REVENUES	
Commissions	$ 2,509,952
Underwriting management fees	1,929,548
Financial and investment advisory fees	532,576
Other income	154,974
Total revenues	5,127,050
EXPENSES	
Employee compensation and benefits	3,790,336
Clearing charges and other trading costs	608,761
Management fees	158,660
Office rent	532,545
General and administrative	1,054,360
Total expenses	6,144,662
(LOSS) FROM OPERATIONS	(1,017,612)
OTHER INCOME / (EXPENSE)	
Interest expense	(71,626)
Total other income/(expense)	(71,626)
NET (LOSS)	$(1,089,238)

The accompanying notes are an integral part of these statements.

JACKSON SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT)
YEAR ENDED DECEMBER 31, 2006

Members' equity (deficit), beginning	$ (86,779)
Member contributions	77,266
Net (loss)	(1,089,238)
Members' equity (deficit), ending	$(1,098,751)

The accompanying notes are an integral part of these statements.

JACKSON SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net (loss)	$ (1,089,238)
Adjustments to reconcile net (loss) to net cash used by operating activities:	
Depreciation	6,000
Changes in operating assets and liabilities:	
Receivables from brokers, dealers, and clearing organizations	624,778
Receivables from clients and correspondents	41,045
Cash on deposit with clearing brokers	(2,100)
Other assets	(40,233)
Accounts payable and accrued expenses	(9,885)
NET CASH (USED IN) OPERATING ACTIVITIES	(469,633)
CASH FLOWS FROM INVESTING ACTIVITIES	
Securities sold	61,468
Securities purchased	(3,861,470)
Purchase of office equipment	(13,363)
NET CASH USED IN INVESTING ACTIVITIES	(3,813,365)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from notes payable	3,434,246
Proceeds from liabilities subordinated to claims of general creditors	516,052
Proceeds from member contributions	77,266
NET CASH PROVIDED BY FINANCING ACTIVITIES	4,027,564
NET (DECREASE) IN CASH	(255,434)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	167,836
CASH AND CASH EQUIVALENTS (OVERDRAFT) - END OF YEAR	$ (87,598)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for interest	$ 30,574
Cash paid for income taxes	$ -
Non cash investing activities	$ 88,828
Non cash financing activities	$ -

The accompanying notes are an integral part of these statements.

JACKSON SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

1. BUSINESS ACTIVITY

Jackson Securities, LLC ("Jackson" or the "Company"), a Georgia limited liability company, is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). Prior to its change to a limited liability company on August 1, 2002, Jackson conducted operations as a Georgia corporation from its inception in 1987. Jackson was founded by the late Maynard H. Jackson and provides a broad spectrum of investment banking and brokerage services to institutional and retail clients throughout the United States. Jackson's principal lines of business include: securities underwriting for municipal and corporate debt, securities underwriting for corporate equity offerings, investment banking and advisory services to issuers of municipal bonds, institutional equity trading, research, financial advisory and investment management services. Jackson is headquartered in Atlanta, Georgia, has offices in 4 additional states, and is registered and licensed by the NASD to conduct business in 49 states.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial statement presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue recognition

Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction basis for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which does not differ materially from the amount that would be recognized on a trade date basis. Underwriting income from debt and equity offerings are recorded on the settlement date of the offering.

Receivables from brokers, dealers, and clearing organizations–

Represents commission income earned, but not yet received, on security transactions and underwriting activities. Management of Jackson believes all amounts included in receivables from brokers, dealers, and clearing organizations are collectable in full and, accordingly, no allowance for doubtful accounts is deemed necessary at December 31, 2006.

Receivables from clients and correspondents–

Represents fees earned but not yet received on underwriting bond deals. Management of Jackson believes all amounts included in receivables from clients and correspondents are collectable in full and, accordingly, no allowance for doubtful accounts is deemed necessary at December 31, 2006.

Furniture and equipment

Furniture and equipment are depreciated on the straight-line method over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2006 was $6,000.

Cash and cash equivalents

Jackson considers all highly liquid investments, with a maturity of three months or less when purchased, to be cash equivalents

JACKSON SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable securities

Investments in marketable securities are considered to be trading securities and are valued at market value. Securities not readily marketable are valued at estimated fair value as determined by management. The resulting difference between cost and market value is included in income.

Income taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

3. NET CAPITAL REQUIREMENTS

Pursuant to Rule 15c3-1 of the SEC, Jackson is required to maintain net capital as defined under the rule. Jackson is required to maintain "net capital" equal to the greater of $100,000 or 6 2/3% of the "aggregate indebtedness," as these terms are defined. Net capital changes from day to day, but at December 31, 2006, Jackson had net capital and net capital requirements of $124,234 and $100,000, respectively.

4. CHANGE IN OWNERSHIP

During 2006, Atlanta Life Financial Group purchased 72% of the membership interests in the Company for $77,266. The change in ownership was formally approved by the NASD on February 5, 2007.

5. CLEARING AGREEMENT

Jackson is an introducing broker and clears all transactions for customers on a fully disclosed basis with other brokers. Jackson promptly transmits all customer funds and securities to such clearing brokers and, at December 31, 2006, Jackson had no amounts or securities due the clearing broker from unsettled trades. Because Jackson is contingently liable for the payment of securities purchased and the delivery of securities sold by customers, Jackson maintains with its clearing brokers money market accounts to be used as security deposits. The amount included as security deposits was $153,017 at December 31, 2006.

5. CLEARING AGREEMENT (continued)

Accounts receivable from clearing brokers/dealers arise in the normal course of business from the settlement of securities transactions. The receivables are generally collected within 30 days. The clearing agreements provide the clearing broker with liens upon all cash and cash equivalents, securities and receivables held by the clearing broker. These liens secure the liabilities and obligations of Jackson to the clearing broker. Accordingly, Jackson is subject to credit risk if the clearing broker is unable to repay the balance in the accounts.

6. RELATED PARTY TRANSACTIONS

Berean Capital

On June 1, 2005, the Company sold a 50% member interest to the sole shareholder of Berean Capital. Under the terms of this agreement, substantially all of the operating assets of Berean Capital were contributed to the Company. Berean Capital retained its name and its securities license.

Management Fees

The Company has a management agreement with Jackson Financial Corporation ("JFC"), which was the former sole member of the Company, and is now the owner of 28% of the membership interests. Under the terms of the agreement, which expired on December 31, 2006, the Company pays JFC a monthly management fee for various expenses. For the year ending December 31, 2006 management fees paid to JFC totaled $158,660.

Occupancy Sublease Agreement

The Company subleased a portion of its Georgia office facilities to Jackmont Hospitality, Inc., a company that was co-founded by the late Maynard Jackson, founder of the Company. The sublease agreement required annual rent payments of $52,274, was for a term of three years, and expired on December 31, 2006. The terms of the sublease were at rates commiserate with rates that a tenant would expect to pay for similar space in the Atlanta area.

Jackson Capital, LLC

Jackson Capital, LLC is a Georgia limited liability company that is owned partly by Jackson Financial Corporation, the 28% owner of the Company. For the year ended December 31, 2006 the Company received investment advisory fees from Jackson Capital in the amount of $480,369.

7. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) Profit Sharing Plan and Trust ("The Plan") to provide for retirement and incidental benefits for its employees. Employees may contribute up to 15% of their annual compensation to the Plan, limited to a maximum annual dollar amount as set periodically by the Internal Revenue Service. Employer contributions to the plan are discretionary as determined by the board of directors. There were no Company matching or discretionary contributions in 2006.

JACKSON SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

8. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Marketable securities owned and marketable securities sold, not yet purchased, consist of trading securities at market value as follows at December 31, 2006:

	Assets	Liabilities
Municipal bonds	$449,988	$452,273

9. NOTES PAYABLE

On December 29, 2006 the Company entered into a secured demand note payable with Atlanta Life Financial Group in the amount of $4,525,000. The loan was structured as a secured demand note which is collateralized by marketable securities held by the Company. The note carries a interest rate of 8.25%, and matures on January 29, 2010. On December 29, 2006 Atlanta Life Financial Group advanced $3,434,246 of the $4,525,000 to the Company by transferring securities with a market value of $3,434,246 to the Company's investment account. Since the transaction was not approved by the NASD at year end the demand note is not considered as part of liabilities subordinated to claims of general creditors.

On January 4, 2007 Atlanta Life Financial Group advanced the remaining amount under the note bringing the balance outstanding up to $4,525,000. On January 17, 2007 the NASD approved the subordinated loan agreement.

10. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Jackson has subordinated loans at December 31, 2006 from the following entities:

	Loan Principal	Accrued Interest	Total
Subordinated loan from Jackson Financial Corporation in the amount of $1,000,000 with a stated annual interest rate of Libor plus 4.50%, which at December 31, 2006 approximated 9.85% matures on October 6, 2009.	$1,000,000	$24,625	$1,024,625
Secured demand note from Atlanta Life Financial Group in the amount of $475,000 with a stated annual interest rate of 8.25%, matures on July 29, 2009 and is secured by marketable securities.	475,000	16,427	491,427
Total	$1,475,000	$41,052	$1,516,052

The subordinated borrowings are covered by agreements approved by the NASD and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. Interest expensed during December 31, 2006 on the subordinated loans amounted to $71,626.

JACKSON SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

11. EQUIPMENT LEASES

The Company leases trading equipment under a non-cancelable operating lease agreement expiring on December 31, 2007. The agreement calls for quarterly rentals in the amount of $72,000. The minimum annual rentals are as follows:

Year Ended December 31	
2007	$ 288,000

12. LEASE COMMITMENTS

The Company leases office facilities in locations in Georgia, Illinois, Connecticut, and other locations under various office leases. These obligations end on various dates with the longest lease expiring on November 30, 2010. The following is a schedule of future minimum rental payments due under these non cancelable operating leases as of December 31, 2006 and for each of the next five years:

Year Ended December 31	
2007	$ 212,177
2008	46,847
2009	45,812
2010	42,812

All leases require the Company to pay for insurance, maintenance, and its proportionate share of the property taxes related to each facility in addition to the minimum rental payments. Rent expense for the year ended December 31, 2006 including other charges was $532,545, net of sublease income of $52,274.

13. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, Jackson executes, both as agent and principal, transactions on behalf of its customers. Pursuant to the clearing agreement, the clearing broker acts as principal in agency transactions. If the agency transactions do not settle due to failure to perform by either the customer or the counterparty, Jackson may be obligated to discharge the obligation of the non-performing party and, as a result, may incur loss if the market value of the securities differs from the contract amount. Jackson's risk is normally limited to differences in the market values of the securities from their contract amounts.

Jackson does not anticipate non-performance by customers or counterparties in the above situations. It is Jackson's policy to monitor its market exposure and counterparty risk. In addition, Jackson has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Securities sold, not yet purchased, represent obligations of Jackson to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as Jackson's ultimate obligation for securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

SUPPLEMENTAL INFORMATION

JACKSON SECURITIES, LLC
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$(1,098,751)
2.	Deduct ownership equity not allowable for Net Capital		0
3.	Total ownership equity qualified for Net Capital		(1,098,751)
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in Computation of net capital		1,516,052
	B. Other (deductions) or allowable credits (List)		0
5.	Total capital and allowable subordinated liabilities		417,301
6.	Deductions and/or charges:		
	A. Total non allowable assets from Statement of Financial Condition (Notes B and C)	273,513	
	B. Secured demand note deficiency	0	
	C. Commodity futures contracts and spot Commodities – proprietary capital changes	0	
	D. Other deductions and/or charges	0	
7.	Other additions and/or credits (List)		(273,513)
8.	Net capital before haircuts on securities positions		143,788

The accompanying notes are an integral part of these statements.

JACKSON SECURITIES, LLC
DECEMBER 31, 2006

9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):		
	A. Contractual securities commitments	0	
	B. Subordinates securities borrowings	0	
	C. Trading and investment securities:	0	
	1. Exempted securities	0	
	2. Debt securities	18,492	
	3. Options	0	
	4. Other securities	1,062	
	D. Undue Concentration	0	
	E. Other (List)		
	______ ______		19,554
10.	Net Capital		$ 124,234

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 19)	$ 36,178
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	100,000
13.	Net capital requirement (greater of line 11 or 12)	124,234
14.	Excess net capital (line 10 less 13)	24,234
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 120,617

The accompanying notes are an integral part of these statements.

JACKSON SECURITIES, LLC
DECEMBER 31, 2006

16.	Total A.I. liabilities from Statement of Financial Condition		$ 4,429,744
17.	Less: Securities borrowed for which equivalent value is paid		(452,273)
	Less; Subordinated notes payable, secured with securities of equivalent value		(3,434,246)
18.	Add:		
	A. Drafts for immediate credit	________	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	________	
	C. Other unrecorded amounts (List)		
	________________ ________________		
	________________ ________________		
19.	Total aggregate indebtness		$ 543,225
20.	Percentage of aggregate indebtness to net capital (line 19/line 10)		% 4.37

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0

The accompanying notes are an integral part of these statements.

JACKSON SECURITIES, LLC
Computation for Determination of Reserve Requirements
For Broker/Dealers under Rule 15c3-3 and Information For
Possession or Control Requirements under Rule 15c3-3
December 31, 2006

The Company does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, the Company is exempt from the provisions of that rule.

The accompanying notes are an integral part of these statements.

JACKSON SECURITIES, LLC
RECONCILIATION INCLUDING APPROPRIATE EXPLANATIONS OF THE AUDITED COMPUTATION OF NET CAPITAL WITH THE COMPANY'S CORRESPONDING UNAUDITED PART II A FOCUS REPORT FILING OF DECEMBER 31, 2006

The following differences existed at December 31, 2006, between the audited computation of net capital and the un-audited Part II A Focus Filing at December 31, 2006.

Un-Audited Part II A Focus Filing	$ 157,345
1. Accrual of additional accounts payable	(33,111)
Audited computation of net capital	$ 124,234

The accompanying notes are an integral part of these statements.

JACKSON SECURITIES, LLC
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2006

Balance, December 31, 2005,	$ 1,000,000
Issuance of subordinated demand note	475,000
Interest accrued	41,052
Balance, December 31, 2006	$ 1,516,052

The accompanying notes are an integral part of these statements.

HORWICH COLEMAN LEVIN, LLC



CERTIFIED PUBLIC ACCOUNTANTS

125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members
Jackson Securities, LLC

In planning and performing our audit of the financial statements and supplemental information of Jackson Securities, LLC (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions under rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. The recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control are to provide management with reasonable, but not absolute, assurance that assets which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risks that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate. In addition, the Company is a small organization and the number of employees limits segregation of duties.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the members, management and the SEC and any other regulatory bodies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants
Chicago, Illinois

February 27, 2007

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